Exhibit 99.22

CONSENT OF EXPERT

The undersigned hereby consents to the use of the report “NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada” dated June 11, 2025, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Information Form on Form 40-F of Osisko Development Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto. The undersigned also consents to the incorporation by reference of such report and information in the Registration Statement Nos. 333-292328 on Form F-10 and 333-290216 on Form F-3 of the Registrant.

By:	/s/ Yapo Allé-Ando

Name:	Yapo Allé-Ando, P. Eng.
March 27, 2026